SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp - Announces that BM&FBOVESPA authorized the Action of the Public Tender Offer for GVT (Holding) S.A. shares” dated on October 21, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces that BM&FBOVESPA authorized the Action of the Public Tender Offer for GVT (Holding) S.A. shares

October 21, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – October 21, 2009) Telecomunicações de São Paulo S.A. –TELESP (NYSE: TSP; BOVESPA: TLPP) announces to GVT (Holding) S. A. shareholders and the whole market that, BM&FBOVESPA, on October 19, 2009, notified the Company that had authorized the Auction of the public tender offer launched by Telecomunicações de São Paulo S.A. – Telesp for the acquisition of up to 100% of shares issued by GVT (Holding) S.A., on its trade system, in accordance to the Offer Notice filled on October 07, 2009 and published on October 08, 2009 (“Offer”).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 21, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director